VelocitySharesTM Metals ETN

Frequently Asked Questions

1.	What are the VelocityShares Metals ETNs?
The VelocityShares Metals Exchange Traded Notes (the “ETNs” are issued by Credit Suisse AG (“Credit Suisse”) acting through its Nassau Branch. The ETNs are senior, unsecured obligations of Credit Suisse which are designed to provide sophisticated investors with daily trading tools to manage daily trading risks. The ETNs enable investors to gain leveraged long or leveraged inverse exposure to the relevant underlying index (as defined below) minus the investor fee on a daily basis.

2.	What are the investment objectives of the ETNs?
Each ETN is designed to provide leveraged long or leveraged inverse exposure to the S&P GSCI® Gold Index ER, the S&P GSCI® Silver Index ER, the S&P GSCI® Platinum Index ER or the S&P GSCI® Palladium Index ER (each, an “underlying index”) as described in the applicable pricing supplement. The Daily ETN Performance will be linked to the Daily Index Performance of the relevant underlying index times the relevant leverage amount (2x, -2x, 3x or -3x) plus a daily accrual equal to the return that could be earned on a notional capital reinvestment at the three month U.S. Treasury rate as reported on Bloomberg under ticker USB3MTA.

3.	Does this product match/replicate a direct position in the metal(s)?
No. The ETNs do not represent an investment in physical commodities. Each ETN is linked to the applicable underlying index as described in the applicable pricing supplement. Each applicable underlying index is comprised of futures contracts on a single commodity.
4.	How is the Closing Indicative Value of the ETNs calculated?
The Closing Indicative Value will be based on the Daily ETN Performance (which will be linked to the Daily Index Performance of the relevant underlying index times the relevant leverage amount plus a daily accrual) minus a daily investor fee.
5.	Where can I find additional information about the underlying index?
The ETNs are linked to the applicable underlying index. The underlying indices are published by

Standard & Poor’s Financial Services, LLC. For additional information, please refer to “The Indices” section in the applicable pricing supplement.
6.	What are the underlying indices?
Each underlying index comprises futures contracts on a single commodity and is calculated according to the methodology of the S&P GSCI® Index (the “S&P GSCI”). The fluctuations in the values of the underlying indices are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI® Gold Index ER, the S&P GSCI® Silver Index ER, the S&P GSCI® Platinum Index ER and the S&P GSCI® Palladium Index ER are composed entirely of gold, silver, platinum or palladium futures contracts, respectively. Each underlying index is an excess return index.
7.	Do the ETNs reset?
Yes. For each of the ETNs, the leveraged exposure, as a function of the Closing Indicative Value, is fixed each night and does not change intraday as the level of the applicable underlying index moves. This process is detailed in the applicable pricing supplement within the Risk Factors section under “The ETNs are subject to intraday purchase risk”.
8.	Do the ETNs seek to achieve their stated investment objectives for periods longer than one day?
No. The ETNs do not attempt to, and should not be expected to, provide returns which achieve their stated investment objectives for holding periods other than a single day.
9.	What type of investor is an appropriate candidate for the ETNs?
The ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks using a short-term investment. The ETNs are riskier than securities that have intermediate or long-term investment objectives, and may not be suitable for investors who plan to hold them for longer than one day. Accordingly, the ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in the applicable underlying index and of seeking daily compounding

EQUITY DERIVATIVES STRUCTURING

leveraged long or leveraged inverse investment results, as applicable. Investors should actively and frequently monitor their investment in the ETNs, even intra-day.
10.	What is the Daily Investor Fee?
On any calendar day, the Daily Investor Fee for each of the ETNs will be equal to the product of (1) the Closing Indicative Value for such series of ETNs on the immediately preceding Index Business Day times (2) (a) the Investor Fee Factor for such series of ETNs times (b) 1/365 times (c) d, where d is the number of calendar days from and including the immediately prior Index Business Day to but excluding the date of determination. The Daily Investor Fee is deemed to be zero on any day that is not an Index Business Day. The Investor Fee Factor is 1.35% per annum for the gold, platinum and palladium ETNs (Bloomberg tickers “UGLD”, “DGLD”, “LPLT”, “IPLT”, “LPAL”, and “IPAL”). The Daily Investor Fee is 1.65% per annum for the silver ETNs (Bloomberg tickers “USLV”, “DSLV”). These fees are described more fully in the applicable pricing supplement.
11.	How can I track the value of my ETN?
Each index business day, an Intraday Indicative Value (an approximation of the intrinsic value) of each ETN is calculated and disseminated over the Consolidated Tape and/or other major market data vendors every 15 seconds. Each calendar day, a Closing Indicative Value of each ETN is calculated and is disseminated over the Consolidated Tape and/or other major market data vendors at the end of each index business day. See Exhibit 1.

Exhibit 1: Bloomberg Tickers for Intraday Indicative Values

Product	Bloomberg Ticker for Intraday Indicative Value
UGLD	UGLD.IV
DGLD	DGLD.IV
USLV	USLV.IV
DSLV	DSLV.IV
LPLT	LPLT.IV
IPLT	IPLT.IV
LPAL	LPAL.IV
IPAL	IPAL.IV

Source: Credit Suisse

EQUITY DERIVATIVES STRUCTURING

VelocitySharesTM Metals ETNs

	UGLD	DGLD	USLV	DSLV	LPLT	IPLT	LPAL	IPAL
Product Type	ETN	ETN	ETN	ETN	ETN	ETN	ETN	ETN
Issuer	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG
Product Name	VelocitySharesTM 3x Long Gold ETN	VelocitySharesTM 3x Inverse Gold ETN	VelocitySharesTM 3x Long Silver ETN	VelocitySharesTM 3x Inverse Silver ETN	VelocitySharesTM 2x Long Platinum ETN	VelocitySharesTM 2x Inverse Platinum ETN	VelocitySharesTM 2x Long Palladium ETN	VelocitySharesTM 2x Inverse Palladium ETN
Bloomberg Ticker	UGLD Equity	DGLD Equity	USLV Equity	DSLV Equity	LPLT Equity	IPLT Equity	LPAL Equity	IPAL Equity
Underlying Index	S&P GSCI® Gold Index ER (SPGSGCP Index)		S&P GSCI® Silver Index ER (SPGSSIP Index)		S&P GSCI® Platinum Index ER (SPGSPLP Index)		S&P GSCI® Palladium Index ER (SPGSPAP Index)
Leverage	3x Daily	3x Daily Inverse	3x Daily	3x Daily Inverse	2x Daily	2x Daily Inverse	2x Daily	2x Daily Inverse
Investor Fee	135 bps p.a.	135 bps p.a.	165 bps p.a.	165 bps p.a.	135 bps p.a.	135 bps p.a.	135 bps p.a.	135 bps p.a.
Listing Date	Oct 17, 2011	Oct 17, 2011	Oct 17, 2011	Oct 17, 2011	Oct 17, 2011	Oct 17, 2011	Oct 17, 2011	Oct 17, 2011
Primary Exchange	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca

Certain Risks Associated with the ETNs

  The ETNs do not guarantee any return of principal. Investors should be willing to lose up to 100% of their investment.
  Any payments on the ETNs are subject to the ability of Credit Suisse to pay its obligations as they become due.
  The ETNs are intended to be daily trading tools for sophisticated investors and are designed to reflect a leveraged long or leveraged inverse exposure, as applicable, to the applicable underlying index on a daily basis, but their returns over different periods of time can, and most likely will, differ significantly from two times or three times, as applicable, the return on a direct long or inverse, as applicable, investment in the applicable underlying index. The ETNs are very sensitive to changes in the level of the applicable underlying index, and the returns on the ETNs may be negatively impacted in complex ways by volatility of the applicable underlying index on a daily or intraday basis. Accordingly, the ETNs should be purchased by knowledgeable investors who understand the potential consequences of investing in the applicable underlying index and of seeking daily compounding leveraged long or leveraged inverse investment results. Investors should actively and frequently monitor their investments in the ETNs, even intra-day.
  If you hold your ETN as a long term investment, it is likely that you will lose all or a substantial portion of your investment.
  It is possible than an investor in the notes will suffer significant losses even if the long-term performance of the applicable Index is positive, in the case of the Leveraged Long ETNS, or negative, in the case of the Leveraged Inverse ETNs.
  The ETNs may be redeemed at the investor’s option subject to certain restrictions described in the prospectus such as a minimum number of ETNs required for redemption and redemption being limited to certain dates. Redemption prior to maturity may result in the imposition of a charge that would reduce the amount an investor receives to less than the full amount of the Closing Indicative Value.
  The ETNs reflect a leveraged long or leveraged inverse position, as applicable, in the applicable underlying index, each of which comprises futures contracts on a single commodity. Investors will not benefit from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.
  The return on each ETN is linked to the performance of the relevant underlying index, which in turn is linked to the performance of futures contracts on gold, silver, platinum or palladium, as applicable. Gold, silver, platinum and palladium prices are subject to volatile price movements over short periods of time and are affected by numerous factors that may affect the level of the applicable underlying index, and thus the value of the ETNs, in unpredictable or unanticipated ways.
  Investors in the ETNs will not have rights that holders of gold, silver, platinum or palladium, as applicable, or the commodity futures contracts included in the applicable underlying index may have. The ETNs will be paid in cash, and investors will have no right to receive any payment or delivery of amounts in respect of the futures contracts included in the applicable underlying index.
  Each underlying index is linked to commodity futures contracts, not physical commodities (or their spot prices). A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the ETNs may underperform a similar investment that is linked to the spot price of gold, silver, platinum or palladium, as applicable.
  Investors will not receive any periodic interest payments on the ETNs.
  Although Credit Suisse intends to list each ETN on NYSE Arca, a trading market for the ETNs may not develop. The issuer is not required to maintain any listing of the ETNs on NYSE Arca or any other exchange.
  Investors must offer at least the applicable minimum redemption amount to Credit Suisse and satisfy the other requirements described in the applicable pricing supplement for the offer for redemption to be considered.
  Investors will not be able to rescind an offer for redemption after it is received by the redemption agent, so investors will be exposed to market risk in the event market conditions change after the redemption agent receives an offer.
  The tax consequences of the ETNs are uncertain.
  The issuer may accelerate the ETNs at any time at its option or if an acceleration event occurs, and upon any such acceleration, investors may receive less, and possibly significantly less, than their original investment in the ETNs.
  Because the underlying indices are excess return indices, they measure the hypothetical returns on an uncollateralized investment in futures contracts. By contrast, a total return index would also include the interest that could be earned on the funds committed to a collateralized investment in futures contracts, which would increase the level of the index relative to the excess return version.

The risks set forth in the section above entitled “Certain Risks Associated with the ETNs” on this page are only intended as summaries of some of the risks relating to an investment in the ETNs. Prior to investing in the ETNs, you should, in particular, review the “Risks Factors” section in the applicable pricing supplement, which set forth risks related to an investment in the ETNs.

EQUITY DERIVATIVES STRUCTURING

Contacts

Credit Suisse Equity Derivatives Strategy and Structuring

Grace Koo	Edward K. Tom
Head, Equity Product Strategies	Head, Equity Derivatives Strategy
+1 212 325 4755	+1 212 325 3584
grace.koo@credit-suisse.com	ed.tom@credit-suisse.com

Credit Suisse Derivatives Sales

Tim Scanlon	Michael Clark	Greg King
Head, Equity Derivatives Sales	Head, Structured Retail Products	Head, Exchange Traded Products
+1 212 325 4755	+1 212 325 5909	+1 212 538 4945
tim.scanlon@credit-suisse.com	michael.g.clark@credit-suisse.com	greg.king@credit-suisse.com

Credit Suisse Derivatives Trading

James Masserio	Robert Sowler
Co-Head, Equity Derivatives Trading	Co-Head, Equity Derivatives Trading
+1 212 325 5988	+1 212 325 7281
james.masserio@credit-suisse.com	robert.sowler@credit-suisse.com

Important Considerations:

Credit Suisse has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of ETNs. Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 (File No. 333-158199-10), to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or VLS Securities LLC or any agent or dealer participating in an offering will arrange to send you the applicable terms sheet or pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free at 1-800-221-1037.

“VelocityShares” and the VelocityShares logo are registered trademarks of VelocityShares Index & Calculation Services, a division of VelocityShares, LLC.

VelocityShares does not warrant the accuracy of the information provided for any particular purpose and expressly disclaims all liability relating to the information, including implied warranties of merchantability or fitness for a particular purpose.

Although the information provided to you is obtained or compiled from sources we believe to be reliable, VelocityShares cannot and does not guarantee the accuracy, validity, timeliness or completeness of any information or data made available to you. VelocityShares does not undertake to advise you of changes in information or other materials contained herein, VelocityShares shall not be liable for any direct or indirect, special, incidental or consequential damages that result from inconvenience, delay or loss of use of this information.

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